Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Repeal of Amendments to Mineral Resources Code of Panama

Vancouver, BC – March 4, 2011: Petaquilla Minerals Ltd. (the “Company”) announces that recent amendments made to the Mineral Resources Code of Panama will likely be repealed when the Panamanian legislature reconvenes in the coming days.

According to government statements, the National Assembly will be formally requested to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of 1963, in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources.

The Company announces that the proposed revocation of Law No. 8 will, in no way shape or form, reflect negatively upon the operations of the Company.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.